UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 000-25383

Infosys Limited
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

 RENEWAL OF DEPOSIT AGREEMENT
 SIGNATURES

RENEWAL OF DEPOSIT AGREEMENT

Infosys Limited, a company organized under the laws of the Republic of India (the “Company”), hereby files with the United States Securities and Exchange Commission information concerning the renewal of the Deposit Agreement with Deutsche Bank Trust Company Americas (“Deutsche Bank”) pursuant to the terms of a letter agreement dated November 16, 2011.

On November 16, 2011, the Company entered into a letter agreement (the “Letter Agreement”) with Deutsche Bank, which, among other things, (i) extended the term of Deutsche Bank’s appointment as the depositary bank for the Company’s American Depositary Receipts represented by American Depositary Shares (the “ADR Program”) until November 16, 2016, and (ii) provided for certain reimbursements by Deutsche Bank to the Company in connection with the ADR Program.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ S. D. Shibulal

Date: November 21, 2011	S. D. Shibulal Chief Executive Officer